July 25, 2024

VIA EDGAR SUBMISSION
Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Piedmont Lithium Inc.
Form 10-K for the Fiscal Year ended December 31, 2023
Filed February 29, 2024
File No. 001-38427

Dear Mr. Coleman, Ms. Guobadia and Mr. Hiller,

Piedmont Lithium Inc. (the “Company”) is in receipt of the comment letter dated July 16, 2024 (the “Letter”) from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission regarding the above-referenced filing.

On behalf of the Company, I hereby request that the Staff permit the Company to provide its response to the comments by August 13, 2024, which is ten business days after the initial deadline set forth in the Letter.

If you have any questions, please do not hesitate to contact our counsel at Gibson, Dunn & Crutcher LLP, Eric Scarazzo at (212) 351-2389.

Very truly yours,

/s/ Bruce Czachor
Bruce Czachor
Executive Vice President and Chief Legal Officer and Secretary

cc:	Michael White, Executive Vice President and Chief Financial Officer Eric Scarazzo, Gibson, Dunn & Crutcher LLP